UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-10211

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Inter-Tel, Incorporated

Tax Deferred Savings Plan and Retirement Trust

1615 South 52nd Street

Tempe, AZ 85281

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Inter-Tel (Delaware), Incorporated

1615 South 52nd Street

Tempe, AZ 85281

INTER-TEL, INCORPORATED

TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at end of year)	8-15

EXHIBIT 23.1

INTER-TEL, INCORPORATED

TAX DEFERRED SAVINGS PLAN

AND RETIREMENT TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

INTER-TEL, INCORPORATED TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

We have audited the accompanying statements of net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

June 27, 2007
Phoenix, Arizona

INTER-TEL, INCORPORATED

TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS:
CASH AND CASH EQUIVALENTS	$28,105	$15,030

INVESTMENTS, AT FAIR VALUE	76,434,189	67,031,368

RECEIVABLES
Employer contribution	1,986,079	1,903,281
Participant contributions	86	213,505
Interest receivable	208	—

Total receivables	1,986,373	2,116,786

TOTAL ASSETS	78,448,667	69,163,184

LIABILITIES:
Excess contribution refund payable	72,684	124,273

NET ASSETS AVAILABLE FOR BENEFITS	$78,375,983	$69,038,911

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED

TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions:

Contributions:
Employer	$1,986,880
Participant	6,651,015
Rollovers	671,585

Total contributions	9,309,480

Interest and dividends	3,805,842
Net appreciation in fair value of investments	5,818,785

Total additions	18,934,107

Deductions:
Benefits paid to participants	9,514,192
Administrative expenses	82,843

Total deductions	9,597,035

NET INCREASE	9,337,072

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	69,038,911

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$78,375,983

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED

TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(1)	Description of the Plan

The following description of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all employees of Inter-Tel (Delaware), Incorporated and its subsidiaries (the “Company”). Effective January 1, 2001, an employee was eligible to participate in the Plan subsequent to the pay period in which the employee completes one hour of service. Effective November 1, 2005, new employees are automatically enrolled at 1% unless they elect not to participate. The Plan was established on December 1, 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Each year, participants may contribute a percentage or dollar amount of their annual compensation up to the IRS maximum through regular payroll deductions. At any time during the year, participants have the opportunity to change the previously elected percentage or dollar deferral. Participants employed by the Company on December 31 of each year are eligible to receive a discretionary matching Company contribution. For 2006, the Company matched 50% of the participant’s basic contribution limited to six percent of the participant’s 2006 compensation. At the Company’s discretion, it may allocate additional funds at the end of each Plan year based on each participant’s salary.

Participant accounts—Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings or losses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may elect to have their accounts invested in mutual funds or common stock of the Company as offered by the Plan, or they may elect to have their accounts invested in any combination of common and preferred stocks, bonds and mutual funds, or other investments available through individual self-directed brokerage accounts.

Vesting—Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from former plans into the Plan. Vesting in the Company’s matching contribution is based on years of continuous service. The employer contribution portion of each participant account vests starting at the end of the first year of service at a graduated amount each year until reaching the sixth year of service. After six years, the participant is 100 percent vested in the employer contribution account.

Forfeitures—Forfeited balances of terminated participants’ nonvested accounts are used to reduce employer contributions. In 2006, forfeitures of $108,000 were used to reduce the employer contribution receivable and employer contributions at December 31, 2006 in the accompanying financial statements. As of December 31, 2006 and 2005, the forfeitures balance was approximately $2,000 and $0, respectively.

Participant loans—Participants may borrow from their fund amounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates (prime plus 2%) at the time the loan is made as determined by the loan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of benefits—Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive annual installments over a 10 year period.

(1)	Description of the Plan (continued)

Plan termination—Although it has not expressed any intent to do so, the Company has the discretionary right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in all of their accounts.

(2)	Significant accounting policies

The significant accounting policies followed by the Plan are as follows:

Investment valuation and income recognition—The Plan’s investments are stated at fair value. Securities and mutual funds traded on national securities exchanges are valued at the last quoted sales price on the principal exchange on which traded as of the last day of the Plan’s year end. Securities and the limited partnership, for which no price is readily available on the valuation date, are valued at fair value as determined by the Plan Administrator. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of units of common/collective trusts are determined by Charles Schwab Trust Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates—The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and the reported amounts of changes in net assets available for benefits during the year. Actual results could differ from those estimates.

Concentrations of credit risk—The Plan provides for various investment fund options, which in turn invest in any combination of mutual and other investment funds. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits. See Note 3 below for detail of investments exceeding five percent of the Plan’s net assets.

(3)	Investments

Investment information is summarized as follows:

	December 31,
	2006	2005
Investments at fair value:
Common stocks	$5,442,458	$8,236,736
Preferred stock	3,774	3,645
Corporate obligations	—	51,714
Common/collective trusts	5,627,232	3,858,278
Money market accounts	9,233,393	8,551,687
Mutual funds	54,275,576	44,368,577
Unit investment trusts	96,131	317,142
Participant loans	1,700,689	1,579,458
Other assets	9,694	10,186
Limited partnerships	2,430	11,133
Promissory note	12,612	12,612
Limited liability company units	30,200	30,200

Total investments, at fair value	$76,434,189	$67,031,368

(3)	Investments (continued)

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stocks	$1,543,930
Preferred stock	118
Corporate obligations	(463)
Common/collective trusts	538,681
Mutual funds	3,593,009
Limited partnerships	127,614
Unit investment trusts	15,896

$5,818,785

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

2006
Schwab Government Securities Fund	$8,069,400
Baron Growth Fund	4,504,226
First Eagle Overseas A	9,757,070
Growth Fund of America R4	7,225,084
Schwab S&P 500 Index Inv	6,101,946
Vanguard Selected Value	6,379,593
Vanguard Windsor II Fund	8,563,801

2005
Schwab Government Securities Fund	$7,669,598
Baron Growth Fund	3,824,734
First Eagle Overseas A	7,011,060
Growth Fund of America R4	6,344,575
Icon Information Tech Fund	3,656,483
Schwab S&P 500 Index Inv	4,862,510
Vanguard Selected Value	4,539,119
Vanguard Windsor II Fund	6,897,170

(4)	Administrative expenses

Substantially all of the Plan’s administrative expenses, except for record-keeper fees, are paid by the Company.

(5)	Party-in-interest transactions

Certain plan investments are shares of common stock of the Company or are funds held and managed by Charles Schwab Trust Company, the trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan to the trustee for administrative fees amounted to $82,843 for the year ended December 31, 2006.

(6)	Income tax status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent amendments have been structured to and are intended to maintain the Plan’s tax status. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

(7)	Excess contribution refund payable

The Plan did not meet the requirements of the average deferral percentage test under the Internal Revenue Code for the years ended December 31, 2006 and 2005. Excess contributions and related investment earnings amounting to $72,684 and $124,273 for the years ended December 31, 2006 and 2005, respectively, are recorded as liabilities in the accompanying statements of net assets available for benefits. The 2006 excess contributions are also recorded as reduction to participant contributions and investment earnings in the accompanying statement of changes in net assets available for benefits. The Plan reimburses excess contributions to affected participants in the year following the year such contributions are withheld.

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common stocks:
	Adaptec	200 shares	**	$932
	Adtran, Inc	400 shares	**	9,080
	Advanced Micro Devices	200 shares	**	4,070
	Advanced Viral Research	1,300 shares	**	429
	Alcatel Lucent ADR	3,721 shares	**	52,913
	Allianz SE ADR	300 shares	**	6,126
	Aluminum Corp China ADR	1,085 shares	**	25,498
	Amazon.Com, Inc.	50 shares	**	1,973
	Amdocs Limited	200 shares	**	7,750
	American Cap Strategies, Ltd	135 shares	**	6,245
	American Technology Corp	2,000 shares	**	7,840
	Amicas, Inc.	1,548 shares	**	4,551
	Amsurg Corp	90 shares	**	2,070
	Amylin Pharmaceuticals, Inc	2,000 shares	**	72,140
	Anheuser Busch Co. Inc.	300 shares	**	14,760
	Apple Computer, Inc.	450 shares	**	38,178
	Applied Materials, Inc.	400 shares	**	7,380
	Archer Daniels Midland Co	300 shares	**	9,588
	Arthrocare Corp	100 shares	**	3,992
	Atwood Oceanics, Inc	200 shares	**	9,794
	Barrick Gold Corporation	400 shares	**	12,280
	Best Buy, Inc.	225 shares	**	11,068
	Broadwing, Corp	4 shares	**	62
	Brown & Brown, Inc.	600 shares	**	16,926
	Calamp Corp	200 shares	**	1,688
	Calpine Corporation	1,000 shares	**	1,100
	Canon Inc SPN ADR	50 shares	**	2,830
	Cardero Resources Corp	4,000 shares	**	5,880
	CBIZ Inc	1,000 shares	**	6,970
	Celgene Corp	50 shares	**	2,877
	China Life Ins Co ADR	79 shares	**	3,990
	China Pete & Chem ADR	45 shares	**	4,169
	China Software Tech Grp	312 shares	**	94
	Chipotle Mexican Grill	35 shares	**	1,995
	Cisco System, Inc.	3,500 shares	**	95,655
	Coeur D Alene Mines CP	8,500 shares	**	42,075
	Conoco Phillips	205.529 shares	**	14,788
	Consolidated Edison, Inc.	40 shares	**	1,923
	Core Molding Techs, Inc.	250 shares	**	2,413
	Covad Commun Group, Inc.	750 shares	**	1,035
	Critical Path, Inc.	6 shares	**	1
	Cummins Engine, Inc.	20.06 shares	**	2,371
	Davita, Inc.	45 shares	**	2,560
	Dell, Inc.	1,200 shares	**	30,108

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Dentsply International	75 shares	**	2,239
	Desire Petroleum ORD	1,000 shares	**	665
	Diageo PLC	30 shares	**	2,379
	Digital Lightwave, Inc.	210 shares	**	32
	Dreamworks Animation Inc.	65 shares	**	1,917
	DSL.net, Inc.	1,000 shares	**	19
	Duke Energy Corp	62 shares	**	2,059
	E M C Corp Mass	800 shares	**	10,560
	Eagle Materials, Inc.	50 shares	**	2,162
	Earthshell, Corp	8,000 shares	**	2,080
	EBay, Inc.	1,351 shares	**	40,625
	Edulink, Inc.	43,000 shares	**	4
	Emergency Filtration Prds.	13,000 shares	**	6,240
	Emulex, Corp	600 shares	**	11,706
	Encana Corporation	40 shares	**	1,838
	Ensco Intl Inc.	200.069 shares	**	10,015
	Exxon Mobil Corporation	205.018 shares	**	15,711
	First Horizon National Corp	40 shares	**	1,671
	Flextronics International, Ltd.	600 shares	**	6,888
	Forest Labs, Inc.	100 shares	**	5,060
	Foster Wheeler ORD	45 shares	**	2,481
	Foster Wheeler, Ltd 07WT	900 shares	**	2,961
	Foundry Networks, Inc.	50 shares	**	749
	Freeport-McMoran Copper & Go CL B	204.121 shares	**	11,376
	Frozen Food Express INDS	270.929 shares	**	2,330
	Fuwei Films Hldgs Co., Ltd.	800 shares	**	12,640
	General Electric Company	2,123.504 shares	**	79,016
	Gerdau SA Spons ADR F	100 shares	**	1,600
	Globalstar Telecom ORD	500 shares	**	6
	Goldcorp, Inc.	1,000 shares	**	28,440
	Goldspring, Inc.	40,000 shares	**	148
	Google Inc., Class A	50 shares	**	23,024
	Great Plains Energy, Inc.	50 shares	**	1,590
	Gunslinger Records, Inc.	42,500 shares	**	43
	Helix Energy Sol Group, Inc.	255 shares	**	7,999
	Hewlett-Packard Company	689 shares	**	28,380
	Hollis-Eden Pharmaceuticals, Inc.	2,000 shares	**	10,520
	Home Depot, Inc.	611.58 shares	**	24,561
	Home Solutions Amer Inc.	3,200 shares	**	18,752
	Hovnanian Enterprises, Inc.	600 shares	**	20,340
	HSBC Hldgs Plc Adr	25 shares	**	2,291
	IMPath Liquidating TR	16 shares	**	38
	Intel Corp	3,857.39 shares	**	78,112
*	Inter-Tel (Delaware) Incorporated Common Stock	145,701 shares	**	3,228,734
	Intl Business Machines	104.037 shares	**	10,107
	Intl Game Technology	22 shares	**	1,016
	Ionatron, Inc.	3,000 shares	**	12,300

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	ISCO International, Inc.	4,640 shares	**	1,578
	Ivanhoe Energy, Inc.	4,000 shares	**	5,400
	Johnson & Johnson	101.158 shares	**	6,678
	Keyspan Corp	45 shares	**	1,853
	K-Tel Intl Inc.	362 shares	**	11
	Lan Chile SA Spon ADR	50 shares	**	2,749
	Level 3 Communications, Inc.	800 shares	**	4,480
	Linear Technology Corporation	50 shares	**	1,516
	Logitech Intl S A	60 shares	**	1,716
	Lowes Companies	2,448.6 shares	**	76,274
	Mangosoft Inc.	9 shares	**	7
	McHenry Metals Golf Corp	5,000 shares	**	1
	Merck & Co, Inc.	1,500 shares	**	65,400
	Microage, Inc.	250 shares	**	1
	Microsoft Corp.	5,412.749 shares	**	161,625
	Minefinders Ltd	890 shares	**	7,921
	Motorola Incorporated	600.621 shares	**	12,349
	Neomagic Corp	100 shares	**	587
	Neopharm, Inc.	300 shares	**	501
	Netflix, Inc.	1,500 shares	**	38,790
	Network Appliance, Inc.	40 shares	**	1,571
	Newmont Mining Corp	250.874 shares	**	11,327
	Nokia Corp SPON ADR F	400 shares	**	8,128
	Nortel Networks CP	850 shares	**	22,721
	Northpoint Commun HLDGS	100 shares	**	2
	Novagold Res Inc	790 shares	**	13,556
	Novartis AG	50 shares	**	2,872
	O’Reilly Automotive, Inc.	1,000 shares	**	32,060
	Oilex Inc.	9,000 shares	**	1
	Open JT Stk Co Vimpel-Communications	40 shares	**	3,158
	Oracle Corporation	2,200 shares	**	37,708
	Owens Corning, Inc.	60 shares	**	1,794
	P I C O Holdings Inc.	65 shares	**	2,260
	Pacific Sunwear California Inc	100 shares	**	1,958
	Packeteer, Inc.	500 shares	**	6,800
	Patterson Companies	100 shares	**	3,551
	Peabody Energy Corp	200.756 shares	**	8,113
	Pfizer Incorporated	1,000 shares	**	25,900
	Pinnacle West Cap Corp	40 shares	**	2,028
	Precision Drilling TR	791 shares	**	18,320
	Priceline.com Inc.	33 shares	**	1,439
	Procter & Gamble Co.	427 shares	**	27,443
	Provident Energy Trust	2,000 shares	**	21,824
	Psychiatric Solutions	75 shares	**	2,814
	Rayonier, Inc.	51.775 shares	**	2,125
	Redhat, Inc.	200 shares	**	4,600
	Regions Financial CP	40 shares	**	1,496
	RF Micro Devices, Inc.	100 shares	**	679
	Royal Bk CDA Montreal Que	60 shares	**	2,859
	Ryanair Hldgs PLC ADR	30 shares	**	2,445
	Salesforce.Com	50 shares	**	1,823
	Sandisk, Corp.	200 shares	**	8,606
	Save the World Air, Inc.	5,900 shares	**	3,540
	Schlumberger Ltd.	100.208 shares	**	6,329
	Skechers U S A Inc.	75 shares	**	2,498
	Sonic Corp.	225 shares	**	5,389
	Southwest Airls Co.	135 shares	**	2,068

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Spectralink Corp.	500 shares	**	4,300
	Sprint Nextel Corp.	89 shares	**	1,681
	Stryker, Corp.	1,000 shares	**	55,110
	Sun Microsystems, Inc.	500 shares	**	2,710
	Superconductor Techs	129 shares	**	228
	Sysco Corp.	1,000 shares	**	36,760
	Taiwan Semiconductor Mfg Co ADR	200 shares	**	2,186
	Target Corporation	206.219 shares	**	11,765
	TD Ameritrade Holding CP	1,000 shares	**	16,180
	Tenaris S A ADR	500 shares	**	24,945
	Terabeam, Inc.	450 shares	**	896
	Texas Instruments, Inc.	700 shares	**	20,160
	The Charles Schwab Corp.	1,000 shares	**	19,340
	Thor Industries, Inc.	101.291 shares	**	4,456
	Tibco Software Inc.	200 shares	**	1,888
	Tom Online Inc. ADR	200 shares	**	3,096
	Top Tankers Inc.	1,000 shares	**	4,650
	TXU Corp	.502 shares	**	27
	Tyco Intl, Ltd.	500 shares	**	15,200
	U S Global Aerospace, Inc.	225,336 shares	**	2,321
	Veolia Environ ADR	50 shares	**	3,763
	Verifone Hldgs Inc.	50 shares	**	1,770
	Wachovia, Corp.	2,780 shares	**	158,321
	Walgreen Company	205.138 shares	**	9,414
	Wal-Mart Stores, Inc.	950 shares	**	43,871
	Washington Mutual Inc.	40 shares	**	1,820
	Wattage Monitor, Inc.	6,000 shares	**	1
	Willis Group Holdings	300 shares	**	11,913
	Wimm Bill Dann Food ADR	45 shares	**	2,995
	Yum Brands Inc.	50 shares	**	2,940
	8x8 Inc	2,500 shares	**	2,925

	Total common stocks			5,442,458

	Preferred Stock:
	Annaly Mtg Mgmt PFD	150 shares	**	3,774

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Mutual funds:
	Baron Partners Fund	227.066 shares	**	5,073
	Blackrock Debt Strategies	2,000 shares	**	14,840
	Cornerstone Strat Val Fd	14,550 shares	**	122,948
	Jensen Portfolio CL I	864.330 shares	**	23,268
	Aberdeen Asia Pac Income	2,000 shares	**	12,440
	Acadian Emerging Mkts Port Instl CL	469.059 shares	**	12,979
	Allianz Nacm Pacific Rim Fund CL D	686.106 shares	**	10,209
	Allianz RCM Healthcare Fund CL D	553.71 shares	**	12,414
	Alpine Intl Real Estate Equity FD Y	569.426 shares	**	23,187
	American Balanced Fund CL	466.496 shares	**	8,873
	American Cent Global Gold Fund	137.363 shares	**	2,696
	American FD Economy FD CL F	115.722 shares	**	3,071
	Ariel Appreciation Fund	186.274 shares	**	9,003
	Ariel Fund	610.799 shares	**	31,646
	Artisan International Fund	760.666 shares	**	22,052
	Artisan International Value Fund	551.167 shares	**	15,394
	Artisan Midcap FD	196.524 shares	**	5,986
	Baron Fifth Avenue Growth Fund	1,165.695 shares	**	15,282
	Baron Growth Fund	90,301.243 shares	**	4,504,226
	Blackrock Senior High Income	123.093 shares	**	803
	Burnham Financial Services FD	168.134 shares	**	3,793
	Calamos Growth A	37,942.985 shares	**	2,045,127
	Calamos Growth FD CL A	372.203 shares	**	20,062
	Calvert Income Fund	163.887 shares	**	2,748
	Cohen & Steers Realty Shares	110.68 shares	**	9,900
	Cornerstone Total Return	5,700 shares	**	111,834
	Dodge & Cox Intl Stock Fund	4,134.785 shares	**	180,525
	Dodge & Cox Stock Fund	49.823 shares	**	7,646
	Dreyfus Appreciation Fund	951.999 shares	**	41,688
	Dreyfus Midcap Index Fund	265.089 shares	**	7,754
	Dreyfus Premier Emerging Markets CL	917.007 shares	**	19,340
	Dreyfus Small Cap Stock Index	462.378 shares	**	10,880
	Equity Residual PPTY Trust	101.441 shares	**	5,148
	Fairholme Fund	1,143.36 shares	**	33,146
	Fidelity Latin American Fund	159.75 shares	**	7,146
	First Eagle Overseas A	389,037.839 shares	**	9,757,070
	First Financial Fund Inc.	300 shares	**	4,536
	Franklin SM Cap Growth CL A	277.924 shares	**	10,497
	Growth Fund of America CL F	666.48 shares	**	21,781
	Growth Fund of America R4	221,221.186 shares	**	7,225,084
	Harbor Bond Fund	113.126 shares	**	1,308
	Harding Loevner Emerging Markets	598.091 shares	**	26,771
	Hennessy Cornerstone Growth Fund	1,992.446 shares	**	36,302
	ING Clarion Re Incm Fund	1,000 shares	**	24,680
	Inst’l Select S&P 500 Index	1,903.457 shares	**	21,281
	Janus Adv Intl Growth CL I	1,575.843 shares	**	85,600
	Janus Growth & Income Fund	403.001 shares	**	15,419
	Janus Mid Cap Value Inv Shares	1,208.314 shares	**	28,770
	JPMorgan Core Bond Fund	275,831.303 shares	**	2,915,537
	Julius Baer Global Equity Fd CL A	282.247 shares	**	11,389
	Julius Baer Global High-Yield CL A	922.443 shares	**	10,184
	Julius Baer Intl Equity Fund II CL A	2,298.607 shares	**	34,686
	Loomis Sayles Bond Fund	5,516.278 shares	**	78,828
	Loomis Sayles Bond Fund CL R	658.718 shares	**	9,387
	Loomis Sayles Small Cap	731.997 shares	**	19,230
	Mainstay Icap Select Equity CL I	2,429.2 shares	**	101,103

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Managed High Yld Plus Fd	8,000 shares	**	39,840
	Managers Bond Fund	401.114 shares	**	9,968
	Managers Fremont Bond Fund	247.388 shares	**	2,531
	Managers Fremont Micro Cap Fund	51.921 shares	**	1,850
	Marsico Intl Opportunities Fd	3,060.956 shares	**	51,761
	Matthews Asian Tech Fd CL I	1,273.885 shares	**	10,089
	Matthews Korea Fund CL I	1,615.509 shares	**	10,065
	Meridian Value FD	797.194 shares	**	28,380
	MFA Mortgage Investments	300 shares	**	2,307
	Morgan Stanley Inst US Real Estate A	69.602 shares	**	1,965
	Morgan Stanley U S Real Estate	11,183.939 shares	**	315,723
	Navellier Mid Cap Growth	1,681.188 shares	**	51,612
	NB International FD Inv Class	901.044 shares	**	22,058
	NB Ltd Maturity Bond Fund	502.685 shares	**	4,569
	Oakmark Equity Income FD	3,511.038 shares	**	90,866
	Oakmark Fund	1,646.932 shares	**	75,627
	Oakmark International Fund	1,046.434 shares	**	26,632
	Oppenheimer Intl Bond Fund CL A	461.215 shares	**	2,777
	Penn West Energy Trust	600 shares	**	18,336
	Pimco Real Return Fd Instl	7,283.477 shares	**	77,569
	Pimco Total Return Fund Instl Class	3,693.663 shares	**	38,340
	Pioneer Mid Cap Value Fund CL A	565.828 shares	**	12,884
	Prudent Bear Fund	4,385.768 shares	**	24,999
	Putnam Growth & Income CL A	1,729.122 shares	**	34,582
	Putnam Intl Equity Fund CL A	123.053 shares	**	3,855
	RMK Advantage Income Fd	2,800 shares	**	44,520
	RMK Strategic Income Fd	1,500 shares	**	23,055
	Royce Total Return Fund	1,810.696 shares	**	24,897
	RS Smaller Company Growth Fund	895.105 shares	**	18,887
	Schroder US Opportunities Inv	151,611.548 shares	**	3,327,873
	Schwab 1000 Index Fund – Investor SHA	418.256 shares	**	17,241
	Schwab Premier Equity Inv Shares	1,006.912 shares	**	13,019
	Schwab S&P 500 Index Sel	278,627.664 shares	**	6,101,946
	Schwab Total Bd Mkt Index Fund	1,474.06 shares	**	14,505
	Schwab Total Stock Market - Inv	22,904.657 shares	**	557,499
	Selected American Shares	849.234 shares	**	39,124
	SL Green Rlty Corp	.156 shares	**	21
	Sound Shore Fund	461.422 shares	**	18,083
	SSGA Intl Stock Selection Fund	567.684 shares	**	7,840
	Tamarack Mico Cap Value Fund CL S	1,011.139 shares	**	23,024
	Templeton Developing markets Trust	312.403 shares	**	8,835
	Templeton Dragon Fund	100 shares	**	2,626
	Templeton Emerging Market Fund	147.694 shares	**	2,705
	Templeton Foreign Fund CL A	2,456.781 shares	**	33,510
	Third Avenue Value Fund	606.369 shares	**	36,055
	Thornburg Core Growth Fund Class I	1,701.137 shares	**	30,944
	UMB Scout Small Cap Fund	229.294 shares	**	3,859
	US Global Inv Global	660.996 shares	**	9,809
	US Global Regent Eastern European	1,620.420 shares	**	73,697
	Van Kampen Real Estate SEC Fd A	693.798 shares	**	21,681
	Vanguard 500 Index Fund Investor SHS	233.097 shares	**	30,440
	Vanguard GNMA Fund Investor SHS	297.453 shares	**	3,037
	Vanguard Inflation Protected Sec Fd	216.695 shares	**	2,553
	Vanguard Selected Value	302,493.744 shares	**	6,379,593
	Vanguard Wellesley Income Fund	519.966 shares	**	11,335
	Vanguard Windsor II Fund	246,440.319 shares	**	8,563,801
	Western Asset Global Ptnrs Income Fd	503.251 shares	**	6,411

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	WF Advantage Mid Cap Disciplined	344.911 shares	**	7,840
	WF Advantage Ultra Short Term Income	1,760.786 shares	**	16,041
	William Blair Emerging Mkt Grwth CL N	568.763 shares	**	11,045
	William Blair Intl Growth Fund N	607.128 shares	**	16,817
	Winslow Green Growth Fd	486.613 shares	**	9,659

	Total Mutual funds			54,275,576

	Unit Investment Trusts:
	IShares MSCI Jpn Idx Fund	150 shares	**	2,132
	IShares TR Dow Jones Select Dividend	100.736 shares	**	7,125
	Ishares TR Lehman Tips Bond Fund	25.683 shares	**	2,537
	IShares Trust Index Fund	101.167 shares	**	11,275
	Nasdaq 100 Shares	1,505.264 shares	**	64,967
	SPDR DJ Global Titans	30.304 shares	**	2,306
	Wisdomtree Largecap Div	100 shares	**	5,789

	Total Unit Investment Trusts			96,131

	Money Market Accounts:
	SCH Advisor Cash Reserve Premier	8,728.38 shares	**	8,728
	Schwab Government Securities Fund	8,069,399.8 shares	**	8,069,400
	Schwab Money Market Fund	1,105,146.87 shares	**	1,105,147
	Stock Liquidity	140.2 shares	**	140
	Washington MU Bk 5.1% 2/15/07	50,000 shares	**	49,978

	Total Money Market Accounts			9,233,393

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001

FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trusts:
	Schwab Managed Retirement 2010	54,078.711 shares	**	811,181
	Schwab Managed Retirement 2020	141,376.269 shares	**	2,356,742
	Schwab Managed Retirement 2030	72,397.364 shares	**	1,306,772
	Schwab Managed Retirement 2040	59,792.787 shares	**	1,107,362
	Schwab Managed Retirement, Inc.	4,047.832 shares	**	45,174

	Total Common/Collective Trusts			5,627,232

	Other Assets:
	Pengrowth Energy Trust	60 shares	**	1,033
	San Juan Basin Royal TR	254.003 shares	**	8,661

	Total Other Assets			9,694

	Limited Liability Company Units
	Angstrom Preferred Holdings, LLC	20,000 units	**	30,200

	Promissory Note:
	Baptist Foundation Promissory Note	Interest rate: 11.75%; maturity date: November 7, 2012; unsecured	**	12,612

	Limited Partnerships:
	Beaconsfield LP Fund I	1 unit	**	2,430

	Participant loans	Interest rates ranging from 6.00% to 10.25%	**	1,700,689

	Total investments			$76,434,189

*	Denotes a party-in-interest
**	Disclosure of historical cost information is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust has duly caused this report to be signed by the undersigned hereunto duly authorized.

Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust

/s/ Kurt R. Kneip
Inter-Tel (Delaware), Incorporated
Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Date: June 27, 2007

EXHIBIT INDEX

Exhibit:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm